SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Indiana Community Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

454674102

(CUSIP Number)

October 6, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 454674102
1	NAME OF REPORTING PERSONS I. Otter Creek Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: -0-
	6	SHARED VOTING POWER: 94,900
	7	SOLE DISPOSITIVE POWER: -0-
	8	SHARED DISPOSITIVE POWER: 94,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%
12	TYPE OF REPORTING PERSON PN

CUSIP Number 454674102
1	NAME OF REPORTING PERSONS I. Otter Creek International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: -0-
	6	SHARED VOTING POWER: 130,797
	7	SOLE DISPOSITIVE POWER: -0-
	8	SHARED DISPOSITIVE POWER: 130,797
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,797
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12	TYPE OF REPORTING PERSON IV

CUSIP Number 454674102
1	NAME OF REPORTING PERSONS I. Otter Creek Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: -0-
	6	SHARED VOTING POWER: 225,697
	7	SOLE DISPOSITIVE POWER: -0-
	8	SHARED DISPOSITIVE POWER: 225,697
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,697
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON IA

Item 1.

1(a) Name of Issuer:

Indiana Community Bancorp (the “Issuer”)

1(b) Address of Issuer’s principal executive offices:

501 Washington Street,

Columbus, Indiana 47201

Item 2.

2(a) Name of person filing:

This Schedule 13G is being filed by Otter Creek Partners I, L.P., a Delaware limited partnership (“OCP”), Otter Creek International, Ltd., a British Virgin Islands international business company (“OCI”), and Otter Creek Management, Inc., a Delaware corporation (“OCM” and, together with OCP and OCI, the “Reporting Persons”). This Schedule 13G relates to the common stock, no par value, of the Issuer and references herein to the “Common Stock” are to such Common Stock of the Issuer.

OCM is the sole general partner of OCP and the investment adviser to OCP and OCI (collectively, the “Funds”). The Funds directly own the Common Stock to which this Schedule 13G relates, and OCM may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to it by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

2(b) Address or principal business office or, if none, residence:

OCP’s address is:

222 Lakeview Avenue

Suite 1100

West Palm Beach, Florida 33401

OCI’s address is:

c/o HWR Services Limited

No. 18 Russell Hill Road

Road Town, Tortola VG1110

British Virgin Islands

OCM’s address is:

222 Lakeview Avenue

Suite 1100

West Palm Beach, Florida 33401

2(c) Citizenship:

OCP is a Delaware limited partnership, OCI is a British Virgin Islands international business company, and OCM is a Delaware corporation.

2(d) Title of class of securities:

Common Stock, no par value

2(e) CUSIP No.:

454674102

Item 3.

Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

OCP:      94,900 shares

OCI:       130,797 shares

OCM:     225,697 shares

(b) Percent of class:

The Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 indicates that the total number of outstanding shares of Common Stock as of August 3, 2011 was 3,422,379. Based on the Issuer’s outstanding shares of Common Stock as of August 3, 2011, the Reporting Persons beneficially own the following percentage of the outstanding shares of Common Stock of the Issuer:

OCP:      2.8%

OCI:       3.8%

OCM:     6.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

OCP:      0 shares

OCI:       0 shares

OCM:     0 shares

(ii) Shared power to vote or to direct the vote:

OCP:      94,900 shares

OCI:       130,797 shares

OCM:     225,697 shares

(iii) Sole power to dispose or to direct the disposition of:

OCP:      0 shares

OCI:       0 shares

OCM:     0 shares

(iv) Shared power to dispose or to direct the disposition of:

OCP:      94,900 shares

OCI:       130,797 shares

OCM:     225,697 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

This filing is made on behalf of OCP, OCI and OCM. See Exhibit 1 attached hereto.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2011

OTTER CREEK PARTNERS I, L.P.

By:		Otter Creek Management, Inc.,
its general partner

	By:	/s/ R. KEITH LONG
R. Keith Long, President

OTTER CREEK INTERNATIONAL, LTD.

By:		/s/ R. KEITH LONG
R. Keith Long, Director

OTTER CREEK MANAGEMENT, INC.

By:		/s/ R. KEITH LONG
R. Keith Long, Chief Executive Officer

Exhibit 1

AGREEMENT

THIS AGREEMENT is made and entered into as of October 13, 2011 by and among Otter Creek Partners I, L.P., a Delaware limited partnership (“OCP”), Otter Creek International, Ltd., a British Virgin Islands international business company (“OCI”), and Otter Creek Management, Inc., a Delaware corporation (“OCM”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing.

NOW, THEREFORE, the undersigned hereby agree as follows:

1. The Schedule 13G with respect to Indiana Community Bancorp to which this Agreement is attached as Exhibit 1 is filed on behalf of OCP, OCI and OCM.

2. Each of OCP, OCI and OCM is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

OTTER CREEK PARTNERS I, L.P.

By:		Otter Creek Management, Inc.,
its general partner

	By:	/s/ R. KEITH LONG
R. Keith Long, President

OTTER CREEK INTERNATIONAL, LTD.

By:		/s/ R. KEITH LONG
R. Keith Long, Director

OTTER CREEK MANAGEMENT, INC.

By:		/s/ R. KEITH LONG
R. Keith Long, Chief Executive Officer